UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 2, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

Eindhoven, the Netherlands, July 2, 2015 – NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) today announced the results of its Extraordinary General Meeting of Shareholders held on July 2, 2015.

The Extraordinary General Meeting of Shareholders resolved on the following items:

•	Approval (within the meaning of article 2:107a of the Dutch Civil Code) of the completion by NXP of the merger (the “Merger”) of Nimble Acquisition Limited, a wholly-owned, indirect subsidiary of NXP (“Merger Sub”), with and into Freescale Semiconductor, Ltd. (“Freescale”), with Freescale surviving the Merger as a wholly-owned, indirect subsidiary of NXP and the other transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), dated as of March 1, 2015 and as may be amended from time to time, by and among Freescale, NXP and Merger Sub;

•	Authorization of the board of directors of NXP (the “NXP Board”) for a period of 18 months, i.e., until and including January 1, 2017, to issue up to 125,000,000 NXP ordinary shares, par value EUR 0.20 per share (each, an “NXP Ordinary Share”) and to authorize the NXP Board to deliver the NXP Ordinary Shares held in treasury in connection with the Merger, in each case, as payment of the portion of the merger consideration (as described in the joint proxy statement/prospectus filed with the Securities and Exchange Commission of the U.S. (Registration No. 333-203192) (the “Joint Proxy Statement/Prospectus”)) consisting of NXP Ordinary Shares in accordance with the Merger Agreement;

•	Authorization of the NXP Board for a period of 18 months, i.e., until and including January 1, 2017, to grant the right to acquire up to 12,500,000 NXP Ordinary Shares in connection with the assumption by NXP of the stock options, unvested restricted share units and unvested performance-based restricted share units granted by Freescale as further described in the section entitled “The Merger Agreement—Treatment of Freescale Equity Awards” in the Joint Proxy Statement/Prospectus;

•	Appointment of Gregory L. Summe as non-executive director of NXP, effective as of the effective time of the Merger and for a term ending at the close of the first NXP annual general meeting held after such effective time; and

•	Appointment of Peter Smitham as non-executive director of NXP, effective as of the effective time of the Merger and for a term ending at the close of the first NXP annual general meeting held after such effective time.

This report also contains NXP and Freescale’s joint press release dated July 2, 2015 entitled: “NXP and Freescale Shareholders Meetings Approve Merger”.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors and Shareholders

In connection with this proposed business combination, NXP has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of NXP and FSL that also constitutes a definitive prospectus of NXP. The registration statement was declared effective by the SEC on June 1, 2015. Each of NXP and FSL may file with the SEC other documents in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus will be delivered to shareholders of NXP and FSL on or about June 2, 2015. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by NXP and/or FSL through the internet website maintained by the SEC at http://www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by NXP are also available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the definitive joint proxy statement/prospectus and the other documents filed with the SEC by FSL are available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in the definitive joint proxy statement/prospectus, NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to consummate or delay in consummating the proposed transaction;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Exhibits

1.	Press release dated July 2, 2015 entitled: “NXP and Freescale Shareholders Meetings Approve Merger”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd day of July 2015.

NXP Semiconductors N.V.

/s/ G.R.C. Dierick
G.R.C. Dierick, General Counsel